1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Thomas J. Friedmann

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3016 Fax

June 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor and Christina DiAngelo Fettig

Re:	Horizon Technology Finance Corporation

Registration Statement on Form N-2

File Numbers: 333-201886; 814-00802

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission (1) in a letter dated March 6, 2015 from James E. O’Connor and Christina DiAngelo Fettig of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, and (2) in a subsequent phone call between Ms. DiAngelo Fettig and Mr. Friedmann.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as submitted and marked to show the changes from the initial Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Comments on the Registration Statement

General

1.	We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Response:

The Fund acknowledges the Staff’s comment.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 2

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund supplementally informs the Staff that, although no exemptive or no-action relief has been, or is expected to be, requested with respect to the Registration Statement, the Fund received an order from the Commission on September 27, 2011 that granted the Fund an exemption from sections 18(a) and 61(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), permitting the Fund to adhere to a modified asset coverage requirement with respect to any direct or indirect wholly owned subsidiary of the Fund that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 as a small business investment company and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act.

Facing Page

3.	Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response:

The Fund has filed with Amendment No. 1, as an exhibit to the Registration Statement, an updated prospectus supplement in the form that it would expect to use to offer debt securities under the Registration Statement.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 3

Prospectus

Cover Pages

4.	Please disclose, where appropriate, the amount of expenses that the Fund will bear “in connection with the registration and sale of the common stock being offered by the selling stockholder.” Please inform us whether the Fund’s board has made a good faith determination with respect to the Fund’s payment of these the expenses.

Response:

Under the terms of the Registration Rights Agreement, which was approved by the board of directors of the Fund, the Fund has agreed to bear the amount of expenses incurred in connection with the registration and sale of the common stock being offered by a selling stockholder other than the sales load (underwriting discount and commission) payable in connection with such offering and sale of securities. The amount of such expenses, if any, will depend on numerous factors, including the overall size of any offering in which secondary shares are included, whether such offering and sale arose as a result of the exercise by a selling stockholder of demand rights, “piggy-back rights” or registered resale rights, the proportion of such secondary shares relative to the offering size, and the allocable portion of offering expenses to the selling stockholder. Accordingly, it is not possible to estimate in advance the amount of expenses the Fund will bear in connection with any future sale of shares of the selling stockholder at this time. The Fund has included a description of the type of expenses that the Fund has agreed to bear on behalf of the selling stockholder and undertakes to include an estimate of the amount of expenses that the Fund will bear in connection with any future registered sale of shares of the Fund’s common stock by the selling stockholder in any prospectus supplement related to a secondary sale of shares.

5.	Please inform us how the Fund will account for the offering expenses related to the securities being registered.

Response:

The Fund expects to capitalize any offering expenses related to an offering of equity securities issued under the Registration Statement as a reduction of paid-in capital. In connection with any offering of debt securities, the Fund expects to expense the related offering expenses ratably over the term of the related debt securities.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 4

Prospectus Summary

6.	The second paragraph of the “Our Portfolio” subsection, on page 5, states: “For the nine months ended September 30, 2014, our loan portfolio had a dollar-weighted average annualized yield of 15.3% (excluding any yield from warrants).” Please also disclose, in this subsection, the Fund’s per share “total return based on market value,” as shown on page F-41. Please revise the third sentence of this paragraph as follows: “The dollar-weighted average annualized yield…[will] be higher than what investors will realize….”

Response:

As requested, the Fund has revised its disclosure consistent with this comment.

7.	In the “Risk Factors” subsection, on pages 6-7, please make the following additions:

(a)	Please add a bullet disclosing that the Fund’s quarterly distributions may be paid out of the paid–in capital of investors. Please explain that such a distribution would be a return of the investor’s original investment, net of Fund expenses, rather than a distribution of earnings and profits. Please also explain that, while such a distribution may not be taxable immediately, it would lower an investor’s basis in the shares, such that if they are sold, the investor would pay higher taxes, even if the shares were sold for less than the purchase price.

(b)	Please add a bullet describing the risks of the Fund’s investment in securities that permit the deferral of interest payments, such as OID securities.

Response:

As requested, the Fund has revised the “Risk Factors” subsection to include the requested bullet points.

Offerings, page 8

8.	In the subsection “Selling Stockholder,” please disclose that sales by the selling stockholders are not subject to the restrictions on sales below NAV imposed on the Fund by Section 23(b) of the 1940 Act.

Response:

As requested, the Fund has revised its disclosure to state that sales by the selling stockholder are not subject to the restrictions on sales below NAV imposed on the Fund by the 1940 Act.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 5

Fees and Expenses, page 13

9.	The fee table does not sum properly. Please update the fee table based on 12/31/14 amounts.

Response:

As requested, the Fund has updated the fee table to be based on information as of March 31, 2015, the most recent available information. In addition, the Fund confirms that the revised fee table sums properly.

10.	Please include an additional line in the Example providing: “Total expenses assuming a 5% annual return solely from realized capital gains.” Alternatively, you may include this information in the explanatory paragraph following the Example.

Response:

As requested, the Fund has provided additional disclosure to the example showing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us, page 20

11.	The third paragraph of the subsection states that “we have securitized a large portion of our loans to generate cash for funding new investments….” Please disclose the percentage of the Fund’s loans that are currently securitized.

Response:

The Fund has added disclosure regarding the percentage of the Fund’s loans that were held in a securitization vehicle as of the date of its most recent statement of assets and liabilities to the Prospectus under the heading “Prospectus Summary—Our portfolio”.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 6

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on our 2019 Notes, page 23

12.	Given that they are subordinated to other indebtedness issued by the Fund, please explain to us why it is not misleading that the 2019 Notes are titled “Senior.”

Response:

The 2019 Notes were registered and offered under the name “7.375% Senior Notes due 2019” in March of 2012. The Fund respectfully submits that it has previously undertaken in a letter to the Staff dated May 29, 2014 not to use the word “senior” in the name of any future issuance of unsecured debt instruments by the Fund unless such debt instruments rank senior in right of payment to other debt outstanding at the time of such issuance.

We may have difficulty paying our required distributions if we recognize taxable income before or without receiving cash, page 30

13.	End-of-term payments, referenced in the immediately following subsection, are a form of original issue discount. Please disclose that ETPs create all of the risks associated with OID instruments. Please confirm that the ETPs included in the Fund’s loans are included in the percentages of OID in the last sentence of the subsection.

Response:

As requested, the Fund has revised its disclosure to note that ETPs are subject to the same risks that are associated with OID instruments. The Fund hereby confirms to the Staff that the ETPs are included as OID in calculating the percentages in the final sentence of the referenced risk factor.

If we make loans to borrowers or acquire loans that contain deferred payment features…this could increase the risk of default by our borrowers, page 30

14.	The disclosure refers to “loans providing for ETPs.” We note that “ETPs” are defined for the first time on page F-13. In particular, because, in the fund industry, the acronym often refers to “exchange-traded products,” please provide a definition where it is first used.

Response:

The Fund respectfully notes that the acronym “ETP” is defined upon such term’s first use on page 3 of the Prospectus.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 7

We may not be able to meet our unfunded commitments to extend credit, which could have a material adverse effect on our business, financial condition and results of operations, page 30.

15.	Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, subject the Fund to risks similar to those created by standby commitment agreements or by firm commitment agreements. Unfunded commitments may be senior securities under Section 18(g) (“any obligation or instrument constituting a security and evidencing indebtedness”) because unfunded commitments are contingent obligations to pay in the future for consideration presently received and therefore involve an issuance of an evidence of indebtedness. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). Please clarify that the Fund will either segregate liquid assets equal in value to, or satisfy the asset coverage requirement of Section 61(a)(1) of the 1940 Act for, the amount of its unfunded commitments.

Response:

The Fund respectfully submits that unfunded commitments are not included within the definition of senior securities under Section 18(g) of the 1940 Act because they are not a bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, nor any stock of a class having priority over any other class as to distribution of assets or payment of dividends. In fact, upon funding, an unfunded commitment becomes an asset of the Fund, not a liability, whereas a drawing under indebtedness would become a liability of the Fund.

Unfunded commitments do not represent indebtedness; there is no amount that has been borrowed by the Fund in connection with an unfunded commitment, no liability that is required to be recorded as a liability under U.S. GAAP, no security interest that has been granted by the Fund to any third party and no amount that is required to be repaid by the Fund, whether on demand or otherwise. Unlike indebtedness (which would be required to be repaid upon the liquidation of the Fund and, depending upon the contractual terms, upon certain accelerating events), there is no binding obligation or commitment by the Fund to fund any portion of the unfunded commitment to a portfolio company upon the liquidation of the Fund or otherwise, and the commitment can often be terminated with no further obligation on the part of the Fund. In most cases, unfunded commitments are also subject to significant contingencies, and such contingencies, including financial and non-financial milestones, may prevent unfunded commitments from ever being drawn, in full or at all, prior to their expiration. Therefore, unfunded commitments are not guaranteed availability for borrowing or evidence of indebtedness equivalent to a senior security and should not require segregation of liquid assets.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015

In addition, unfunded commitments differ from standby commitment agreements and firm commitment agreements in several material respects. For example, (1) unfunded commitments do not include any agreement or obligation with a third party to repurchase any security for benefit currently received, (2) the purpose of an unfunded commitment is not to benefit from a potential change in the value of the underlying security and the amount of the commitment that may be funded does not change on the basis of any change in the value of the commitment, (3) there is no potential for profit or loss without investment due to changes in the interest rate environment and any risk of loss associated with the unfunded commitments is limited to the commitment fees received, (4) loan commitments are not subject to, and are specifically excluded from, ASC Topic 815 – Accounting for Derivatives, (5) the purpose of an unfunded commitment is to provide the portfolio company’s management with flexibility in its borrowing and cash management needs (and not to provide flexibility or additional borrowing capacity to the Fund) and (6) there is no predetermined required funding or set settlement date/obligation. None of these traits is analogous to liabilities for which liquid assets should be segregated.

The Fund further notes that the commitment by the Fund to provide a portfolio company with the loan represented by an unfunded commitment is contingent on (a) the portfolio company’s ability to make the representations and warranties at the time of any drawing, (b) the portfolio company’s continued compliance with the affirmative and negative covenants set forth in the credit agreement and (c) the absence of any event of default. These contingencies serve to reduce the likelihood that the Fund will make an investment that increases the credit risk or potential future risk of loss to the Fund (which risk of loss exists only if the Fund were to provide the financing to the portfolio company). Upon receipt of a request to fund an unfunded commitment, the Fund has a variety of alternatives with respect to the portfolio company’s request for funding, including (1) funding the commitment using cash and cash equivalents, (2) selling one or more assets to a third party to raise the cash necessary to fund, (3) drawing additional amounts under an existing credit facility or entry into a new credit facility, (4) issuing common equity securities to raise additional cash, (5) entering into negotiations with the portfolio company to modify the terms of the commitment and timing of any drawdown or (6) rejecting the funding request due to non-compliance by the portfolio company with affirmative or negative covenants, the existence of an event of default or an inability of the portfolio company to make the necessary representations and warranties. Unfunded commitments are fundamentally a cash management issue for the Fund, not a regulatory issue requiring segregation of assets.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 9

The Fund supplementally advises the Staff that its unfunded commitments as of March 31, 2015 consisted exclusively of floating interest rate commitments. Thus, no interest rate risk is created or shifted to the Fund and there is no discernable potential for leverage from an economic standpoint. In fact, footnote 12 to Investment Company Act Release 10666 expressly notes that “[c]ommitments to purchase securities whose yields are determined on the date of delivery with reference to prevailing market interest rates are not intended to be included in this general statement of policy. Such commitments neither create nor shift the risk associated with interest rate changes in the marketplace, and in economic reality have no discernible potential for leverage.”

On the basis of the foregoing, the Fund respectfully submits that its unfunded commitments do not have any of the traits that are analogous to evidence of indebtedness or other senior securities (including a current increased risk of loss) and that, as a result, its unfunded commitments are not senior securities for purposes of Sections 18 and 61 of the 1940 Act.

Credit ratings provided by third party credit rating agencies may not reflect all risks of an investment in debt securities that we may issue, page 47

16.	Will the debt securities being registered in this offering be rated by third party rating agencies?

Response:

The Fund has no present intention to issue debt securities registered under the Registration Statement. Accordingly, the Fund cannot confirm whether a particular future issuance of debt securities will be rated by third-party rating agencies. Based upon current market practice, the Fund’s size and the reasonable size of any offering of debt securities, the Fund advises the Staff supplementally that it does not expect any such issuance of debt securities to be rated by a third-party rating agency.

Price range of Common Stock and Distributions, page 50

17.	The first paragraph on page 51 states: “In order to qualify as a RIC and to avoid corporate level tax on the income we distribute to our stockholders, we are required under the Code to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis.” While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. Please revise the disclosure.

Response:

As requested, the Fund has revised its disclosure consistent with this comment.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 10

Senior Securities, page 68

18.	Please consider revising the senior securities table to disclose total senior securities and the overall asset coverage ratio.

Response:

As requested, the Fund has revised the senior securities table included in the Registration Statement to include total senior securities and the overall asset coverage ratio in the senior securities table.

September 30, 2014 Financial Statements

Consolidated Schedule of Investments:

19.	We note that a significant amount of debt investments are valued at cost (99%). Please explain how the fair value was determined for these debt investments. Determining fair value requires taking into account market conditions existing at that time. Accordingly, funds holding debt securities generally should not fair value these securities at par or amortized cost based on the expectation that the funds will hold those securities until maturity, if the funds could not reasonably expect to receive approximately that value upon the current sale of those securities under current market conditions. The SEC staff has observed certain registrants using a “market yield” valuation methodology in valuing their debt investments in non-controlled companies which includes developing a range of market yields and comparing the contractual interest rate of the security to the range of market yields. The SEC staff reminded management of its responsibility to ensure that its methodology, and resulting estimates, are consistent with ASC 820 and, more specifically, ASC 820-10-35-54F which indicates, among other things, that “The objective is to determine the point within the range that is most representative of fair value under current market conditions. A wide range of fair value measurements may be an indication that further analysis is needed.” Note 5 to the Consolidated Financial Statements discloses that at the end of each fiscal quarter, 25% of the fair value of the portfolio companies lacking readily available market quotations are subject to review by an independent valuation firm. What are the results of the most recent review by the independent valuation firm?

Response:

The Fund respectfully refers the Staff to its discussion of valuation methodology set forth in the Registration Statement under the caption, “Determination of Net Asset Value.” Unlike many business development companies and other registered investment companies, most of the securities held by the Fund do not trade on any market. The Fund’s portfolio companies include primarily companies at an early stage of development and are not easily compared to companies for which equivalent bond yields are regularly reported or otherwise available. Consequently, the Advisor relies upon the valuation methodologies for its financial assets described in Note 5 to its financial statements. With respect to debt instruments held by the fund, the predominant valuation methodology utilized by the Advisor is the discounted cash flow method. For many of the Level 3 assets held by the Fund, this valuation methodology requires the Advisor (and subsequently a third-party valuation agent) to determine an appropriate discount rate for the expected stream of cash flows under the debt instrument being valued. If the discount rate used to determine fair value is the same as the stated interest rate on the debt instrument, then the fair value determined using such methodology and amortized cost of the instrument would similarly be the same. The fair values recommended by the Advisor to the board of directors of the Fund reflect these valuations. The third-party valuation agent retained by the Audit Committee of the board of directors of the Fund has determined that such valuations, which in many cases equal the par or amortized cost of such instruments, are consistent with the point in the range of fair values of such instruments under current market conditions. In several instances, the Fund’s board of directors, assisted by the Advisor and the third-party valuation agent, has determined that the fair value of particular assets is not the same as the amortized cost of such instruments. None of these determinations is based upon an intent or expectation of holding such instruments to maturity. Based upon these valuation inputs and its own evaluation of such valuations, the board of directors of the Fund has determined that the net asset value of the fund, based upon such fair value amounts, is as reported in the financial statements of the Fund.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 11

20.	We note that the majority of debt investments have an end of term payment (“ETP”). ETPs are contractual fixed-interest payments due in cash at the maturity date of the applicable loan. Interest accrues during the life of the loan and will be recognized as non-cash income until it is actually paid. Disclose the dollar amount of or percentage of interest income that is related to ETP.

Response:

The Fund undertakes to disclose in the notes to its financial statements for future periods the percentage of interest income that results from ETPs that has not yet been paid in cash.

Consolidated Statement of Operations:

21.	Note 1 to the fee table discloses amounts of base management fee waivers for the periods presented. The base management fee should be disclosed gross on the face of the Statement of Operations with a corresponding line item waiver.

Response:

As requested, the Fund has disclosed the gross amount of base management and incentive fees waived on the face of the Fund’s consolidated statement of operations for the three months ended March 31, 2015 and undertakes to disclose such fee waivers, if any, on the Fund’s statement of operations for future periods.

22.	We note “Fee income on non-affiliate investments” in the amount of $2,257, which represents 9% of total investment income for the period. If any category of fee income represents greater than 5% of the total, disclose that income separately in accordance with Article 6-07.1 of Regulation S-X. Please include detail of this fee income either on the face of the Statement of Operations or in the Notes to Financial Statements so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting:

(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.

Response:

The Fund hereby confirms that any category of fee income that represents greater than 5% of the Fund’s total investment income is disclosed as a separate item on the Fund’s consolidated statement of operations for the three months ended March 31, 2015 in accordance with Article 6-07.1 of Regulation S-X and that appropriate detail regarding such fee income is included in the notes to its financial statements. The Fund hereby undertakes to include, if applicable, such information in the Fund’s financial statements for future periods.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 12

Financial Highlights:

23.	Disclose the nature of the “distributions declared.” Refer to Item 4.1.c of Form N-2.

Response:

The Fund has included the nature of “distribution declared” in the financial highlights included in the notes to the Fund’s audited financial statements for the year ended December 31, 2014 and to the Fund’s interim financial statements for the three months ended March 31, 2015. The Fund hereby undertakes to include such information in the financial highlights for future periods.

Notes to Financial Statements:

24.	Note 7 discloses a balance of unfunded commitments of $19.7 million. Please list each unfunded commitment separately by portfolio company and confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 13

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

Response:

As requested the Fund has listed each unfunded commitment separately by portfolio company in the notes to the Fund’s interim financial statements for the three months ended March 31, 2015 and the Fund undertakes to list unfunded commitments, if any, separately by portfolio company in the Fund’s financial statements for future periods. In addition, the Fund hereby confirms that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting.

25.	Please disclose the accounting policy for accruing incentive fees on unrealized appreciation.

Response:

As requested, the Fund has included its policy for accruing incentive fees on unrealized appreciation in the notes to its financial statements.

Other

26.	Does the prospectus describe all of the fundamental policies of the Fund with respect to any of the activities listed in Item 17.2. of Form N-2 and any other policy that the Fund deems fundamental? Does the Fund reserve freedom of action with respect to any of these activities?

Response:

The Fund respectfully submits that, as is noted under “Regulation” in the Prospectus, the Fund may not change the nature of its business so as to cease to be, or to withdraw its election as, a business development company unless approved by “a majority of its outstanding voting securities” as defined in the 1940 Act. The Fund further submits that, as is noted under “Regulation” in the Prospectus, none of its investment policies is fundamental and each of its investment policies may be changed without approval of the Fund’s stockholders.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 14

27.	Does the prospectus describe fully all significant investment policies of the Fund that are not deemed fundamental and that may be changed without the approval of the holders of a majority of the voting securities?

Response:

The Fund hereby confirms that the Prospectus fully describes all significant investment policies of the Fund.

28.	Does the prospectus disclose the extent to which the Fund may engage in its fundamental and non-fundamental policies and the risks inherent in such policies?

Response:

The Fund confirms that the prospectus discloses its significant investment policies and, in its Risk Factor disclosures, describes the risks inherent in such policies. As noted above, the Fund does not deem any of its investment policies to be fundamental.

29.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:

The Fund confirms that, to the Fund’s knowledge, each of the Fund’s officers and directors and each beneficial owner of more than 10% of the Fund’s securities has filed the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

30.	Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

Response:

The Fund confirms that the Fund’s Registration Statement has been cleared by FINRA. However, the Fund respectfully submits that FINRA’s review of the underwriting terms and arrangements of each offering under the Registration Statement will not occur until underwriters for such offering have been named.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 15

31.	Please file an updated consent with the amended N-2 filing.

Response:

The Fund acknowledges the Staff’s comment.

32.	Please update with the audited financial information if the 12/31/14 Form 10-K is filed before effectiveness. (The Form 10-K is due March 16, 2015.) Please include a report on the senior securities table from the auditors. We may have additional comments on the 12/31/14 financial information.

Response:

The Fund acknowledges the Staff’s comment.

Fees and Expenses, page 13

33.	Please reflect excise taxes in the fee table, if appropriate.

Response:

The Fund does not expect to incur a material amount of excise tax during the next 12 months and, as a result, has reflected any expected excise taxes as “Other Expenses” in the fee table.

Comments on the Fund’s audited financial statement included in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2014

Consolidated Statement of Operations

34.	Please remove the parentheses around the provisions for excise tax in the Consolidated Statements of Operations, unless the tax is a credit for previous overpayment.

Response:

The Fund undertakes to revise its Consolidated Schedule of Operations consistent with this comment in its financial statements for future periods.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 16

Consolidated Schedule of Investments

35.	Revise the heading on the first page of the Consolidated Schedule of Investments as of December 31, 2013 to refer to December 31, 2013 instead of December 31, 2014.

Response:

As requested, the Fund has revised the heading to its Consolidated Schedule of Investments consistent with this comment.

36.	Please disclose by footnote to the Consolidated Schedule of Investments whether each LIBOR-based loan is based on 1-month LIBOR, 3-month LIBOR, etc.

Response:

As requested, the Fund has revised its Consolidated Schedule of Investments consistent with this comment.

Notes to the Consolidated Financial Statements

37.	If applicable, disclose in Note 7 the amount of capital loss carry forward used during the fiscal year.

Response:

The Fund acknowledges the Staff’s comment and notes that, as of this date, it has not used any amount of capital loss carry forward and further undertakes to disclose such use in future periods, if applicable.

38.	Confirm that net investment income as discussed in Note 11 is net of any excise tax.

Response:

The Fund confirms that the net investment income discussed in Note 11 to its audited financial statements is net of any excise tax.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 17

39.	Please disclose in Note [7] the tax amount of gross appreciation and gross depreciation, and not just the net amount.

Response:

The Fund undertakes to disclose the tax amounts of gross appreciation and gross depreciation in the applicable tax footnote to the Fund’s financial statements, when applicable.

James E. O’Connor
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
June 17, 2015
Page 18

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Christopher M. Mathieu, Horizon Technology Finance Corporation

John C. Bombara, Horizon Technology Finance Corporation